FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

            Form 20-F    X               Form 40-F
                       ------                       ------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                    No       X
                  ------                 ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________________

            Contents:
                 1. Press Release Dated May 15, 2006.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, 333-61260 and 333-122248) and on Form F-3 (No. 333-7526 and No.
333-79005).


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

SIGNATURE
---------

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  RADICA GAMES LIMITED




Date:      May 18, 2006                            /s/ Craig D. Storey
        -----------------------                   ------------------------------
                                                  Craig D. Storey
                                                  Chief Accounting Officer







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


                              RADICA GAMES LIMITED
                          REPORTS FIRST QUARTER RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
MAY 15, 2006                                CHIEF EXECUTIVE OFFICER

(LOS ANGELES, CALIFORNIA)
                                            (626) 744 1150

                                            DAVID C.W. HOWELL
                                            CHIEF FINANCIAL OFFICER
                                            (HONG KONG)
                                                       (852) 2688 4201



(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today its results for the first quarter ended March 31, 2006. The Company reported a net loss for the quarter of ($1.0) million or ($0.05) per diluted share compared to a net profit of $0.5 million or $0.03 per diluted share in Q1 2005.

Sales for Q1 2006 decreased by 18% to $18.5 million from $22.5 million for the same period in 2005. Sales decreases in the quarter were primarily due to expected reductions in declining areas of low margin business including declines of $2.4m in plug and play TV games, $0.7m in video game accessories and $0.8m of manufacturing services revenues during the quarter. Excluding these areas of business, sales were about even with last year in spite of a change in shipping patterns from our largest customer, the later timing of Easter in 2006 and the comparative pipeline fill of 20Q in early 2005.

Pat Feely, Radica's CEO, commented, "We feel very positively about our prospects for 2006. Point of sale retail movement at our top North American accounts is off to a strong start and was 21% above last year in unit sales through April in total, and even excluding 20Q was up by 4%. As for our shipping in Q1 we had some comparatives in Q1 of 2005 that are not indicative of our full year potential for 2006. The declines came in non-core business areas that were expected. These declining areas were significant contributors to Q1 sales in 2005 but were only a small percentage of sales in the second half of 2005. The rest of our business was relatively flat, but it should also be noted that heavy ordering in Q4 of 2005 from our largest customer of handheld games and 20Q depressed their Q1 orders significantly. Additionally, in Q1 we were up against earlier Easter timing and pipeline fill of 20Q in Q1 of 2005."

"Our planned growth for 2006 continues to be targeted at the second half where our key product introductions such as new 20Q Themes, Cube World and Digi Makeover are all focused. In addition, the ordering pattern of our largest customer has changed this year as they have notified us of their decision to significantly increase the percentage of their orders from domestic supply and to decrease the percentage from import supply in 2006. This shift has the potential to improve our profits for the full year since domestic business is more profitable than import business; however, it also means that volume will shift more to the second half of the year than in recent years," said Feely.


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



"We are pleased with our fall product listings at our key domestic accounts and believe they are on track with our expectations. 20Q continues to show strong point of sale retail movement in our key accounts and on a year to date basis was 53% ahead of last year through April in units sold. Promotional plans by major accounts are meeting our expectations for fall for our expanded 20Q product line as well as several of our other key product lines, I also want to note that we reached $60 million in cash and securities this quarter or about $3.13 per share after paying a recently increased dividend of $0.05 for the quarter." said Feely.

The following table shows the detailed revenue comparisons for the quarter:

                                  Three months ended March 31,
                                  ----------------------------
Product Lines                         2006             2005
-------------                     -----------      -----------
(US Dollars in thousands)

Electronic Games and Toys          $   14,704       $   16,948
Youth Electronics                       2,158            2,446
Video Game Accessories                    885            1,594
Manufacturing Services                    720            1,486
                                  -----------      -----------

TOTAL                              $   18,467       $   22,474
                                  ===========      ===========


Gross profit margin for Q1 2006 was 37.6% compared to 38.8% in Q1 2005 due to closeout sales of $1.1 million compared to $0.9 million in Q1 of 2005 together with a higher proportion of sales to distributors in Europe and Asia at lower margin than sales to retailers.

Operating expenses for the quarter increased to $8.6 million from $8.3 million for the same period last year. The increase was due to an increase of advertising from $0.8 million to $1.0 million, professional fees of $0.1 million related to Sarbanes Oxley, increased research and development costs for programming charges for new product and increased depreciation and amortization due to increased capital expenditure in 2005. The increase was also due to recognition of stock based compensation of $79,000 in respect of compensation cost for share-based payment awards in connection with the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-based Payment, on January 1, 2006. These expense increases were offset by decreases in variable costs.

At March 31, 2006 the Company had $60.0 million in cash and investment securities, and net assets of $96.4 million as compared to $53.3 million and $98.4 million, respectively, at December 31, 2005. There was no debt at March 31, 2006 and December 31, 2005. Inventories at March 31, 2006 increased to $22.3 million from $21.4 million at December 31, 2005 and receivables decreased to $7.5 million from $18.7 million at December 31, 2005 reflecting normal seasonality.

On March 30, 2006, the Company declared a second quarter dividend for fiscal 2006 of $0.05 per share, which was paid on April 28, 2006.


         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and


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

         Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada, the U.K. and Macau, and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.



                                    -- END --





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

                              RADICA GAMES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands,                                           Three months ended March 31,
 except per share data)                                            -----------------------------
                                                                       2006             2005
                                                                   ------------     ------------
                                                                    (unaudited)      (unaudited)
Revenues:
  Net sales                                                        $     18,467     $     22,474
  Cost of goods sold
    (exclusive of items shown separately below)                         (11,526)         (13,758)
                                                                   ------------     ------------
  Gross profit                                                            6,941            8,716
                                                                   ------------     ------------

Operating expenses:
  Selling, general and administrative expenses                           (6,650)          (6,659)
  Research and development                                               (1,405)          (1,197)
  Depreciation and amortization                                            (558)            (404)
                                                                   ------------     ------------
    Total operating expenses                                             (8,613)          (8,260)
                                                                   ------------     ------------

Operating (loss) income                                                  (1,672)             456

Net interest and other income                                               513              219

Foreign currency gain (loss), net                                            92              (25)
                                                                   ------------     ------------

(Loss) profit before income taxes                                        (1,067)             650

Credit (provision) for income tax                                            55             (155)
                                                                   ------------     ------------

Net (loss) profit                                                  $     (1,012)    $        495
                                                                   ============     ============

Net (loss) earnings per share:

  Basic                                                            $      (0.05)    $       0.03
                                                                   ============     ============

  Diluted                                                          $      (0.05)    $       0.03
                                                                   ============     ============

Weighted average number of common and
  common equivalent shares:

  Basic                                                              19,174,785       18,860,682
                                                                   ============     ============

  Diluted                                                            19,174,785       19,571,477
                                                                   ============     ============

Cash dividends declared per share
  (5.0 cents declared and paid for March 31, 2006;
  4.5 cents per quarter in 2005)                                   $      0.050     $      0.045
                                                                   ============     ============

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

                              RADICA GAMES LIMITED

CONSOLIDATED BALANCE SHEETS

(US dollars in thousands, except per share data)                             March 31,    December 31,
                                                                             --------       --------
                                                                               2006           2005
                                                                             --------       --------
                                                                            (unaudited)
                                         ASSETS
Current assets:
  Cash and cash equivalents                                                  $ 43,954       $ 37,358
  Investment securities                                                        16,046         15,928
  Accounts receivable, net of allowances for doubtful accounts of $107
    ($165 as at December 31, 2005)                                              7,523         18,703
  Inventories                                                                  22,307         21,420
  Prepaid expenses and other current assets                                     5,241          4,196
  Income taxes receivable                                                         276            479
  Deferred income taxes                                                         3,295          3,237
                                                                             --------       --------

    Total current assets                                                       98,642        101,321

Property, plant and equipment, net                                             14,496         14,542

Other assets                                                                      828            833

Deferred income taxes, noncurrent                                                 581            572
                                                                             --------       --------

    Total assets                                                             $114,547       $117,268
                                                                             ========       ========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                           $  9,231       $  8,636
  Accrued payroll and employee benefits                                         3,070          3,833
  Accrued expenses                                                              5,177          5,987
  Income taxes payable                                                            638            417
                                                                             --------       --------

    Total current liabilities                                                  18,116         18,873
                                                                             --------       --------

    Total liabilities                                                          18,116         18,873
                                                                             --------       --------

Shareholders' equity:
  Common stock
    par value $0.01 each, 100,000,000 shares authorized,
    19,282,341 shares outstanding (19,080,004 as at
    December 31, 2005)                                                            193            191
  Additional paid-in capital                                                    6,818          6,122
  Retained earnings                                                            90,095         93,025
  Deferred compensation                                                          --             (203)
  Accumulated other comprehensive loss                                           (675)          (740)
                                                                             --------       --------

    Total shareholders' equity                                                 96,431         98,395
                                                                             --------       --------

    Total liabilities and shareholders' equity                               $114,547       $117,268
                                                                             =========      ========


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